SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

KANA SOFTWARE, INC.
(Name of Issuer)

COMMON STOCK, $.001 PAR VALUE
(Title of Class of Securities)

483600102
(CUSIP Number)

JOHN F. NEMELKA
NIGHTWATCH CAPITAL MANAGEMENT, LLC
3311 NORTH UNIVERSITY AVENUE, SUITE 200
PROVO, UTAH 84604
TELEPHONE: (801) 805-1300

(Name, address and telephone number of person
authorized to receive notices and communications)

April 18, 2005
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D
CUSIP No. 483600102

	(1)	NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
NightWatch Capital Management, LLC
	(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a) [ ] (b) [x]
	(3)	SEC USE ONLY

	(4)	SOURCE OF FUNDS **
WC
	(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
	(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

		(7)	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		1,519,847
		(8)	SHARED VOTING POWER
0
		(9)	SOLE DISPOSITIVE POWER
1,519,847
		(10)	SHARED DISPOSITIVE POWER
0
	(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,519,847
	(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** [ ]
	(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.2%
	(14)	TYPE OF REPORTING PERSON **
OO

** SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.	SECURITY AND ISSUER

The title of the class of equity securities to which this statement relates is the common stock, par value $.001 per share (the "Common Stock"), of Kana Software, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive office is 181 Constitution Drive, Menlo Park, CA 94025.

ITEM 2.	IDENTITY AND BACKGROUND

This statement on Schedule 13D is filed by NightWatch Capital Management, LLC, a Delaware limited liability company ("NWCM"). NWCM is the general partner of NightWatch Capital Partners, LP, a Delaware limited partnership (“NWCP”), and NightWatch Capital Partners II, LP, a Delaware limited partnership (“NWCP II”), each of which is a private investment fund. NWCM’s principal office is located at 3311 North University Avenue, Suite 200, Provo, Utah 84604. Information is also included herein with respect to the following persons: NightWatch Capital Advisors, LLC, a Delaware limited liability company ("NWCA") that provides investment advisory services to private investment funds; NightWatch Capital Group, LLC, a Delaware limited liability company ("NWCG") that is the managing member of NWCA; NightWatch Management, LLC, a Delaware limited liability company ("NWM") that is the managing member of NWCG; JFN Management, LLC, a Delaware limited liability company ("JFNM") that is the managing member of NWM; and Mr. John F. Nemelka, managing member of JFNM. The entities and individuals identified in this paragraph are sometimes referred to collectively as the "Item 2 Persons."

Mr. Nemelka is a United States citizen. The principal occupation of Mr. Nemelka is serving as President of NWCA. The business address of Mr. Nemelka is 3311 North University Avenue, Suite 200, Provo, Utah 84604.

During the last five years, none of the Item 2 Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

NWCP and NWCP II purchased shares of Common Stock in a series of transactions between July 13, 2004 and April 22, 2005. The aggregate purchase price for such shares of Common Stock was approximately $2.4 million. The source of funds for the purchase transactions was working capital of NWCP and NWCP II. The shares of Common Stock are held in prime brokerage accounts of NWCP and NWCP II, which may from time to time have debit balances. Because other securities are held in such accounts, it is not possible to determine the amounts, if any, of financing used at any time with respect to the shares of Common Stock.

ITEM 4.	PURPOSE OF TRANSACTION.

The Item 2 Persons acquired shares of Common Stock for general investment purposes, and retain the right to change their investment intent. The Item 2 Persons may invest further in the Common Stock or in other securities of the Company and, in connection therewith, may seek representation on the board of directors of the Company and would expect to work with the Company’s management and board of directors regarding potential strategies to increase shareholder value. The Item 2 Persons may also contact other shareholders regarding potential strategies to increase shareholder value. Subject to market conditions and other factors, the Item 2 Persons may acquire or dispose of securities of the Company from time to time in future open-market, privately negotiated or other transactions.

Except as disclosed above, none of the Item 2 Persons has any plans or proposals of the type described in (a)-(j) of Item 4.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b) The securities referenced in this statement (the “Securities”) consist of 1,519,847 shares of Common Stock, representing approximately 5.2% of the 29,299,263 shares of Common Stock outstanding as of as September 30, 2004, as reported by the Company in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2004.

Pursuant to Advisory Agreements with NWCP and NWCP II, and acting through its managing member, NWCG, NWCA has the sole power to vote or direct the vote and to dispose or to direct the disposition of the Securities. Accordingly, NWCA may be deemed to be the beneficial owner of the Securities. Acting through its managing member, NWM, and in its capacity as the managing member of NWCA, NWCG has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Securities. Accordingly, NWCG may be deemed to be the beneficial owner of the Securities. Acting through its managing member, JFNM, and in its capacity as the managing member of NWCG, NWM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Securities. Accordingly, NWM may be deemed to be the beneficial owner of the Securities. Acting through its managing member, Mr. Nemelka, and in its capacity as the managing member of NWM, JFNM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Securities. Accordingly, JFNM may be deemed to be the beneficial owner of the Securities. In his capacity as managing member of JFNM, Mr. Nemelka has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Securities. Accordingly, Mr. Nemelka may be deemed to be the beneficial owner of the Securities. The Item 2 Persons expressly declare that the filing of this statement on Schedule 13D shall not be construed as an admission that they are, for the purpose of Section 13(d) or 13(g) of the Securities and Exchange Act of 1934, the beneficial owners of the Securities.

(c) The transactions in the Securities by the Item 2 Persons during the sixty days prior to the obligation to file this Schedule 13D are listed as Annex A attached hereto and made a part hereof. Transactions in the Securities subsequent to the obligation to file this Schedule 13D are also listed on Annex A. Except as set forth in Annex A, no Item 2 Person has engaged in any transactions in the Company’s securities in the sixty days prior to the date of the filing of this Schedule 13D.

(d) Not Applicable.

(e) Not Applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief I hereby certify that the information set forth in this Schedule 13D is true, complete and correct.

NIGHTWATCH CAPITAL MANAGEMENT, LLC

Dated: April 28, 2005	By:	/s/ John F. Nemelka

	Name:	John F. Nemelka
	Title:	President

Annex A

Item 2 Person	Buy/ Sell	Date	Number of Shares	Price per Share

NightWatch Capital Partners, LP	buy	3/1/2005	1,100	$1.55
NightWatch Capital Partners, LP	buy	3/1/2005	4,300	$1.57
NightWatch Capital Partners, LP	buy	3/1/2005	4,600	$1.56
NightWatch Capital Partners, LP	buy	3/1/2005	4,808	$1.54
NightWatch Capital Partners, LP	buy	3/1/2005	10,000	$1.57
NightWatch Capital Partners, LP	buy	3/3/2005	22,392	$1.55
NightWatch Capital Partners, LP	buy	3/7/2005	1,000	$1.57
NightWatch Capital Partners, LP	buy	3/9/2005	12,600	$1.62
NightWatch Capital Partners, LP	buy	4/8/2005	10,000	$1.72
NightWatch Capital Partners, LP	buy	4/20/2005	32,500	$1.67
NightWatch Capital Partners, LP	buy	4/21/2005	81,575	$1.65
NightWatch Capital Partners, LP	buy	4/21/2005	8,550	$1.47
NightWatch Capital Partners, LP	buy	4/21/2005	40,000	$1.50
NightWatch Capital Partners, LP	buy	4/22/2005	5,250	$1.49
NightWatch Capital Partners, LP	buy	4/22/2005	15,000	$1.51
Sub-total			253,675

NightWatch Capital Partners II, LP	buy	3/8/2005	150,000	$1.61
NightWatch Capital Partners II, LP	buy	3/10/2005	12,200	$1.62
NightWatch Capital Partners II, LP	buy	3/11/2005	16,500	$1.62
NightWatch Capital Partners II, LP	buy	3/17/2005	31,000	$1.76
NightWatch Capital Partners II, LP	buy	3/18/2005	36,000	$1.74
NightWatch Capital Partners II, LP	buy	3/21/2005	50,000	$1.74
NightWatch Capital Partners II, LP	buy	3/24/2005	13,500	$1.72
NightWatch Capital Partners II, LP	buy	3/28/2005	11,000	$1.70
NightWatch Capital Partners II, LP	buy	3/29/2005	20,500	$1.70
NightWatch Capital Partners II, LP	buy	3/31/2005	1,500	$1.70
NightWatch Capital Partners II, LP	buy	4/1/2005	33,300	$1.72
NightWatch Capital Partners II, LP	buy	4/4/2005	27,000	$1.72
NightWatch Capital Partners II, LP	buy	4/5/2005	38,700	$1.72
NightWatch Capital Partners II, LP	buy	4/6/2005	2,500	$1.68
NightWatch Capital Partners II, LP	buy	4/7/2005	14,000	$1.72
NightWatch Capital Partners II, LP	buy	4/8/2005	15,000	$1.72
NightWatch Capital Partners II, LP	buy	4/11/2005	63,000	$1.71
NightWatch Capital Partners II, LP	buy	4/14/2005	1,500	$1.72
NightWatch Capital Partners II, LP	buy	4/15/2005	1,000	$1.72
NightWatch Capital Partners II, LP	buy	4/15/2005	15,000	$1.72
NightWatch Capital Partners II, LP	buy	4/18/2005	6,200	$1.72
NightWatch Capital Partners II, LP	buy	4/19/2005	2,800	$1.72
NightWatch Capital Partners II, LP	buy	4/19/2005	70,000	$1.72
NightWatch Capital Partners II, LP	buy	4/20/2005	17,500	$1.67
NightWatch Capital Partners II, LP	buy	4/21/2005	43,925	$1.65
NightWatch Capital Partners II, LP	buy	4/21/2005	8,550	$1.47
NightWatch Capital Partners II, LP	buy	4/21/2005	40,000	$1.50
NightWatch Capital Partners II, LP	buy	4/22/2005	5,250	$1.49
NightWatch Capital Partners II, LP	buy	4/22/2005	15,000	$1.51
Sub-total			762,425
Total			1,016,100